

January 30, 2014

Via E-Mail
Thomas M. Belk, Jr.
Chairman of the Board and Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

> **Re:** **Belk, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 17, 2013**
> **File No. 000-26207**

Dear Mr. Belk:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012, page 17

1. You disclose within MD&A on pages 17 and 18 that changes in revenues were due to the increases in comparable stores sales offset by decreased revenues from store closures; cost of goods sold increased due to increases in revenues; and SG&A increased due to an increase in payroll, benefits and advertising expense. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by

providing both a short and long-term analysis of the business. To do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please revise future filings to provide a more detailed discussion and analysis of the underlying reasons for changes in your revenues, cost of goods sold and selling, general and administrative expenses for the periods presented, or tell us why you believe your current disclosure is sufficient. In your response, please provide us with what your proposed disclosure would have looked like for the periods presented. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 28

2. Consistent with your disclosure regarding the adoption of ASU 2011-05 on page 38, we note your presentation of separate statements of comprehensive income on page 30. However, we note the first paragraph of the audit report on page 28 refers to the "consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows." We note the title of consolidated statements of "changes in stockholders' equity and comprehensive income" is consistent with the name of that statement in your Form 10-K for the fiscal year ended January 28, 2012 but inconsistent with the names of your current year statements since you now present separate statements of comprehensive income. Please confirm that your auditor will align its audit report with the titles of the statements presented in future filings.

Notes to Consolidated Financial Statements

(8) Accrued Liabilities, page 41

3. We note your sales returns allowance increased from $12.8 million at January 28, 2012 to $24.3 million at February 2, 2013. Please explain in detail the facts and circumstances that drove this change.

(13) Pension, SERP and Postretirement Benefits, page 46

4. We note you reconcile the funded status of your pension, old SERP, and postretirement benefit plans to an amount you refer to as "Net prepaid (accrued)." Since it appears such disclosure may no longer be applicable subsequent to the adoption of SFAS 158, please explain to us what this amount represents and tell us the specific GAAP guidance that requires presentation of this figure and the other two line items presented above it. See ASC 715-20-50 and -55.

Thomas M. Belk, Jr.
Belk, Inc.
January 30, 2014
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief